UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
COMMISSION FILE NUMBER 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Holdings Inc.
1290 Avenue of the Americas, 11th Floor
New York, New York 10104

Part I -	Financial Statements:
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3
	Notes to Financial Statements	4

Part II -	Supplemental Schedules*
	Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2018	11

Signatures

EX 23.1

*
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Sirius XM Radio 401(k) Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2008.
New York, New York
June 13, 2019

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2018	2017
Investments, at fair value:
Pooled separate accounts	$182,797	$207,594
Mutual funds	93,202	65,041
Common stock	79,055	76,216
Total investments, at fair value	355,054	348,851
Fully benefit responsive guaranteed fund, at contract value	33,405	30,249
Total investments	388,459	379,100
Loans receivable from participants	3,520	3,409
Employer contributions receivable	967	821
Net assets available for benefits	$392,946	$383,330

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	For the Year Ended December 31, 2018
Additions to net assets attributed to:
Investment Income (Loss):
Net depreciation in fair value of investments	$(13,610)
Interest on guaranteed income fund	606
Dividends	4,564
Net investment loss	(8,440)
Interest on loans receivable from participants	174
Contributions:
Participants	24,947
Employer	8,349
Rollovers	3,269
Total contributions	36,565
Total additions	28,299
Deductions from net assets attributed to:
Benefits paid to participants	(18,635)
Administrative expenses	(48)
Total deductions	(18,683)
Net increase	9,616
Net assets available for benefits:
Beginning of year	383,330
End of year	$392,946

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements
(Dollars in thousands, except per share amounts)

1. Background and Plan Description

Sirius XM Radio Inc. (the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees (as defined in the Plan) with a method of saving for their retirement and other needs. The Plan Sponsor is a wholly-owned subsidiary of Sirius XM Holdings Inc. (“Holdings”). Holdings has no operations independent of the Plan Sponsor. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan's inception date was September 1, 1998.

The Plan was amended to merge with Automatic Labs, Inc. 401(k) Plan (the "Automatic Plan") and transfered the assets under the Automatic Plan of $993 effective January 1, 2018 (the "Merger Date") following the acquisition of Automatic Labs, Inc. by the Plan Sponsor on April 18, 2017. Participants in the Automatic Plan immediately prior to its merger with the Plan shall continue to be eligible to participate in the Plan on and after the Merger Date.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility
Participation in the Plan begins on the first day of the calendar month coinciding with or immediately following the date on which a covered employee (as defined in the Plan) first satisfies the following requirements: the individual has (a) been classified as a Class A Employee (as defined in the Plan); (b) attained the age of 21; and (c) completed one month of eligible service (as defined in the Plan). New and rehired employees who meet the Plan's eligibility requirements are auto-enrolled in the Plan, and those who do not elect out of this auto-enrollment feature or do not change the preselected contribution election, have a contribution election of 3% of compensation (as defined in the Plan). Unless the employee designates otherwise, contributions under the auto-enrollment feature are deposited into the Qualified Default Investment Alternative (“QDIA”) fund. As of December 31, 2018, the QDIA fund was the appropriate T. Rowe Price Retirement Trust target date fund based on the employee's age.

Contributions / Contribution Receivable
Participants may elect to contribute from 1% to 50% of compensation (as defined in the Plan) provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $18.5 in 2018. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pre-tax basis, which were limited to $6 in 2018. Participants' contributions are immediately vested and can only be withdrawn pursuant to the appropriate provisions of the Code. Participants may roll over amounts from other qualified defined benefit or defined contribution plans and certain other plans. Rollovers for the year ended December 31, 2018 were approximately $3,269.

Participants also have the ability to make Roth contributions. All Roth contributions are made on an after-tax basis and, if certain requirements are met, the withdrawals from the Roth account made at retirement can be exempt from federal income tax. The individual contributions to the Roth account, including of any additional pre-tax Plan contributions, cannot exceed the annual limit of $18.5 under the Code for 2018.  Roth contributions are matched using the same formula as the employee contributions; however, the employer match is not treated as Roth contributions. Employer match for Roth contributions is made to the QDIA fund, in the absence of any investment allocation election for pre-tax contributions. Plan participants may elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age. This election converts pre-tax amounts to after-tax amounts which will be subject to immediate taxation and will be separately accounted for under the Plan.

The Plan provides for discretionary employer matching contributions based on participant elective deferral contributions (other than "catch-up" contributions). For the year ended December 31, 2018, discretionary employer matching contributions were equal to 50% of participants' elective deferral contributions per pay period on the first 6% of an employee's pre-tax salary up to a maximum of 3% of compensation. The employer matching contributions are made in cash and are credited proportionally to the funds into which participants otherwise invest their pre-tax employee contributions unless the participant elects a separate allocation for the Plan Sponsor's matching contributions. The total employer matching contributions for the year ended December 31, 2018 were approximately $8,349.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

The Plan Sponsor may also make additional discretionary matching, true-up matching and nonelective contributions to the Plan based on certain conditions. The Plan Sponsor elected to make a true-up matching contribution on behalf of eligible employees to provide the maximum matching contribution designated by the employer with respect to the eligible employee’s contributions for the years ended December 31, 2018 and 2017. The true-up matching contribution for the year ended December 31, 2018 and 2017 was approximately $967.1 and $820.6, respectively, and were contributed to the Plan in 2019 and 2018, respectively.

Participant Accounts
Each participant's account is credited with participant contributions, discretionary employer matching contributions, nonelective employer contributions and allocations of Plan earnings, if any. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.
Fund investments are generally redeemable daily and have no restrictions.

Vesting
Participants are immediately vested in their contributions, plus any earnings thereon. Discretionary employer matching contributions and nonelective contributions begin immediately upon enrollment in the Plan. These employer contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon the completion of the second year of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her discretionary employer matching and nonelective contributions upon reaching the normal retirement age (defined in the plan as age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits
Upon termination of employment, including termination due to death or disability, reaching the normal retirement age or upon satisfying the requirements for an in-service withdrawal, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship (as defined in the Plan).

Loans Receivables from Participants
The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. A participant with an outstanding loan may not apply for another loan until the existing loan is paid in full and may not refinance an existing loan or obtain a second loan for the purpose of paying off the existing loan. There is a 14 day waiting period between when one loan is paid off and another one can be requested. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years. Repayments must be in substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Certain exceptions are made for unpaid leaves as allowed under the Plan.

Forfeitures
Non-vested employer matching and non-vested nonelective contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures, inclusive of investment earnings, for the year ended December 31, 2018, were approximately $157.9. During the year ended December 31, 2018, forfeitures were used to pay administrative expenses and reduce employer contributions by approximately $190.3. Unallocated non-vested assets were approximately $13.6 and $46.0 as of December 31, 2018 and 2017, respectively.

Administrative Expenses
Certain administrative expenses are paid by the Plan to the extent allowed by the Plan and applicable law and are not paid by the Plan Sponsor. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Certain other administrative expenses are paid by the Plan Sponsor. Investment fees and transaction-based fees

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these fees are reflected as a reduction of investment return for such investments. There is a stock trading fee of $0.005 per share of common stock that is charged to participant accounts when participants request account transfers into or out of Holdings' common stock.

Assets Held in Trust
Since April 1, 2005, all assets of the Plan have been held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the Plan's assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB ("PBT"), a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper of assets.

The investment options available to participants as of December 31, 2018 and the related investment objectives were as follows:

Accounts Sponsored by PRIAC:
Core Plus Bond/PGIM Fund. This fund seeks to add +150 bps of annualized excess return over a broad U.S. bond market index over a full market cycle (three to five years) by emphasizing relative-value based sector allocation, research-based security selection, and modest duration and yield curve positioning.

SA/Janus Balanced Strategy Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.

SA/T. Rowe Price Growth Stock Strategy Fund. This fund seeks to provide long-term growth of capital by investing primarily in common stock of well-established growth companies.

Small Cap Value/Kennedy Capital Fund. This fund invests primarily in the common stock of U.S. small capitalization companies with low institutional ownership and low analyst coverage.

Dryden S&P 500 Index Fund. This fund seeks to provide investment results that approximate the performance of the S&P 500 Index.

Columbia Dividend Value Fund (IS Platform). This fund seeks total return, consisting of current income and capital appreciation.

Eagle Mid Cap Growth Fund (IS Platform). This fund seeks to provide long term capital appreciation and outperform the Russell Midcap Growth Index over the full market cycle.

Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.

Audited financial statements and prospectuses or other disclosure documents for the above funds, except for the Guaranteed Income Fund, are available annually to participants via www.prudential.com.

Additional Accounts:
American Funds Capital World Growth and Income R4 Fund. This fund seeks long term growth of capital while providing current income and invests primarily in well-established companies located throughout the world whose common stock is denominated in U.S dollars or other currencies. The fund may also invest in issuers in developing countries.

Vanguard Mid Cap Index Fund Admiral Shares. The investment seeks to track the performance of a benchmark index, the CRSP U.S. Mid Cap Index, which measures the investment return of mid-capitalization stocks.

Vanguard Total Bond Market Index Fund Admiral Shares. The investment seeks the performance of Bloomberg Barclays U.S. Aggregate Float Adjusted Index. This index represents a wide spectrum of public, investment-grade, taxable,

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

fixed income securities in the United States-including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year.

Vanguard Total International Stock Index Fund Admiral Shares. The investment seeks to track the performance of a benchmark index, the FTSE Global All Cap ex U.S. Index, which measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

Vanguard Small-Cap Index Fund Admiral Shares. The investment seeks to track the performance of a benchmark index, the CRSP U.S. Small Cap Index, which measures the investment return of small-capitalization stocks.

American Beacon International Equity Institution. The investment seeks long-term capital appreciation. The fund primarily invests its net assets in common stocks and securities convertible into common stocks of issuers based in at least three different countries located outside the United States.

AllianzGI NFJ Mid-Cap Value Fund Institutional Class. The investment seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least 80% of its net assets in common stocks and other equity securities of companies with medium market capitalizations.

ClearBridge International Growth Fund. The investment seeks long-term growth of capital. The fund normally invests primarily in common stocks of foreign companies.

Janus Henderson Triton Fund. The investment seeks long-term growth of capital. The fund pursues its investment objective by investing in small- and medium-sized companies.

T. Rowe Price Retirement Funds. These investments seek the highest total return over time consistent with an emphasis on both capital growth and income. The fund is managed based on the specific retirement year included in its name and assumes a retirement age of 65.

Common Stock. This investment allows participants to invest in the common stock of Sirius XM Holdings Inc., the parent of Sirius XM Radio Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits
Participant withdrawals and distributions (benefits payments) are recorded when paid.

Use of Estimates
In presenting the Plan's financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for valuation methodology by investment type.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan's investments. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

(depreciation) in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investment in Insurance Contracts
As described in Accounting Standards Codification (“ASC”) 962, Plan Accounting-Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at contract value. The Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer's general account.  The credit rating of the issuer at December 31, 2018 and 2017 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Plan considers this contract to be benefit responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The contract value was $33,405 and $30,249 at December 31, 2018 and 2017, respectively.

The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Loans Receivable from Participants
Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

ASC 820, Fair Value Measurement, provides a framework for measuring fair value. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in the Plan's investment valuation methodologies as of December 31, 2018 compared to December 31, 2017.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

All transfers are assumed to occur at the beginning of the reporting period. There were no transfers or reclassifications into or out of fair value levels for the year ended December 31, 2018.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2018 and December 31, 2017 (Level 1, 2 and 3 inputs are defined above):

	As of December 31, 2018				As of December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts	$—	$182,797	$—	$182,797	$—	$207,594	$—	$207,594
Mutual funds	93,202	—	—	93,202	65,041	—	—	65,041
Common stock	79,055	—	—	79,055	76,216	—	—	76,216
Total investments measured at fair value	$172,257	$182,797	$—	$355,054	$141,257	$207,594	$—	$348,851

The Plan's valuation methodology for mutual funds and Holdings' common stock was derived from quoted market prices as these instruments have an active market which results in a Level 1 asset categorization.

Pooled separate accounts are classified as Level 2 investments. The fair value of pooled separate accounts is measured by the net unit value as reported by PRIAC, which is based on the fair value of the underlying assets of the account.

4. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan provides for investment in Holdings' common stock. At both December 31, 2018 and 2017, approximately 20% of the Plan's total net assets were invested in the common stock of Holdings. The underlying value of Holdings' common stock is dependent upon the performance of Holdings and the market's evaluation of such performance.

5. Tax Status

The Plan received a favorable determination letter dated October 25, 2016 from the Internal Revenue Service (“IRS”). The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its tax qualification. As there were not any required or discretionary amendments to the Plan for year ended December 31, 2018 and the Plan’s management has concluded that the Plan operated in conformity with Section 401(a) of the Code, the Plan remains qualified and the related trust continues to be tax exempt. Therefore, there is no provision for income taxes recorded in the Plan's financial statements.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)

currently no audits for any tax periods in progress. The IRS generally has the ability to examine the Plan for the years 2015 through 2018.

6. Plan Termination

The Plan Sponsor reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all non-vested amounts credited to participants' accounts will become 100% vested and the trustee, in accordance with the terms of the Plan, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

7. Related Party Transactions

Plan investments in pooled separate accounts and the Guaranteed Income Fund are managed by PRIAC, which is the Plan's record keeper of assets. The Plan also invests in the common stock of Holdings, which is the parent of the Plan Sponsor. Transactions with PRIAC, PBT (the Trustee), the Plan Sponsor and Holdings qualify as party-in-interest transactions.

8. Subsequent Event

On February 1, 2019, through a series of transactions, Pandora Media, Inc., became an indirect wholly owned subsidiary of Sirius XM and continues to operate as Pandora Media, LLC. The Plan continues to operate separately from Pandora Media, LLC 401(k) Profit Sharing Plan and Trust.

9. Reconciliation to Form 5500

A reconciliation of the Plan's net assets per the financial statements as of December 31, 2018 and 2017 to the Plan's net assets per Form 5500 is as follows:

	December 31, 2018	December 31, 2017
Net assets available for benefits per financial statements	$392,946	$383,330
Adjustment for assets transferred from the Automatic Plan	—	993
Net assets available for benefits per Form 5500	$392,946	$384,323

A reconciliation of the increase in the Plan's net assets per the financial statements as of December 31, 2018 to the increase in the Plan's net assets per Form 5500 is as follows:

December 31, 2018
Net increase in assets available for benefits per financial statements	$9,616
Adjustment for assets transferred from the Automatic Plan	(993)
Net increase in assets available for benefits per Form 5500	$8,623

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2018
(Dollars in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement	SA/T. Rowe Price Growth Stock Strategy Fund:	$29,501
	Insurance & Annuity Company	339,653 units in participation
*	Prudential Retirement	Dryden S&P 500 Index Fund:	34,273
	Insurance & Annuity Company	178,442 units in participation
*	Prudential Retirement	SA/Janus Balanced Strategy Fund:	67,220
	Insurance & Annuity Company	797,482 units in participation
*	Prudential Retirement	Columbia Dividend Value Fund (IS Platform):	24,776
	Insurance & Annuity Company	1,321,181 units in participation
*	Prudential Retirement	Small Cap Value/Kennedy Capital Fund:	6,670
	Insurance & Annuity Company	186,969 units in participation
*	Prudential Retirement	Core Plus Bond/PGIM Fund:	11,670
	Insurance & Annuity Company	535,065 units in participation
*	Prudential Retirement	Eagle Mid Cap Growth Fund:	8,687
	Insurance & Annuity Company	377,988 units in participation
	American Funds Capital World	American Funds Capital World Growth and Income R4 Fund:	7,783
	Growth and Income Fund	182,323 shares in participation
	American Beacon International	American Beacon International Equity Institution:	2,629
	Equity Institution	165,221 shares in participation
	Allianz Global Investors	AllianzGI NFJ Mid-Cap Value Fund Institutional Class:	8,768
	Mid Cap Value Fund	316,658 shares in participation
	ClearBridge Investments	ClearBridge International Growth Fund:	10,226
	Growth	254,448 shares in participation
	Janus Henderson	Janus Henderson Triton Fund:	13,488
	Capital Management	536,745 shares in participation
	Vanguard	Vanguard Mid Cap Index Fund Admiral Shares:	10,125
	Mid Cap Index	59,194 shares in participation
	Vanguard	Vanguard Total Bond Market Index Fund Admiral Shares:	7,911
	Total Bond Index	757,057 shares in participation
	Vanguard	Vanguard Total International Stock Index Fund Admiral Shares:	6,246
	Total International Stock Index	246,185 shares in participation
	Vanguard	Vanguard Small-Cap Index Fund Admiral Shares:	8,473
	Small Cap Index Admiral	133,994 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2005:	200
	Mutual Fund	16,197 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2010:	3
	Mutual Fund	215 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2015:	345
	Mutual Fund	26,553 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2020:	1,276
	Mutual Fund	65,334 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2025:	3,045
	Mutual Fund	197,368 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2030:	3,078
	Mutual Fund	138,018 shares in participation

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year) - Continued
As of December 31, 2017
(Dollars in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	T. Rowe Price	T. Rowe Price Retirement 2035:	2,779
	Mutual Fund	170,915 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2040:	1,758
	Mutual Fund	76,344 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2045:	1,983
	Mutual Fund	126,699 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2050:	1,596
	Mutual Fund	120,884 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2055:	1,207
	Mutual Fund	90,308 shares in participation
	T. Rowe Price	T. Rowe Price Retirement 2060:	283
	Mutual Fund	26,743 shares in participation
*	Prudential Retirement	Guaranteed Income Fund:	33,405
	Insurance & Annuity Company	805,597 units in participation
*	Sirius XM Holdings Inc.	Sirius XM Holdings Inc. common stock:	79,055
		13,844,995 shares in participation
	Total Investments		$388,459
*	Loans receivable from participants	291 outstanding loans with rates of 4.25% - 6.25% and maturities from 2019 - 2028	$3,520

* Represents a party-in-interest as defined in ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN

By:	/s/ DAVID J. FREAR
David J. Frear
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 13, 2019